Mail Stop 3561

December 29, 2009

VIA FACSIMILE AND U.S. MAIL

Paul B. Dykstra
Chairman, President and Chief Executive Officer
Viad Corp
1850 North Central Avenue, Suite 800
Phoenix, Arizona 85004-4545

> **Re:** **Viad Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2009**
> **File No. 001-11015**

Dear Mr. Dykstra:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies and Estimates, page 24

Goodwill and other intangible assets, page 24

1. We note your critical accounting policy and footnote disclosures regarding the company's goodwill valuation. These disclosures should provide investors with sufficient information as well as management's insights and assumptions with regard to the recoverability of goodwill. In light of the impairment charges taken in fiscal year 2008 and during the first nine months of fiscal year 2009, for each reporting unit that is at risk of failing step one, tell us what consideration you gave to providing the percentage by which the fair value exceeded the carrying value as of the date of the most recent impairment test.

Item 9A. Controls and Procedures, page 31

2. We note your disclosure that there was no change in your internal control over financial reporting that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting "[e]xcept for the preceding changes," referring to the implementation of certain changes in connection with your acquisition of Becker Group. Where changes to your internal controls are ongoing, you should indicate when you expect to complete implementation. Also, rather than state that "[e]xcept for the preceding changes, there were no changes in the Company's internal control over financial reporting," please state definitively that there were changes in your controls and procedures over financial reporting that occurred during the evaluation period. The same comment applies to your Form 10-Q for the fiscal period ended September 30, 2009 wherein you discuss on page 38 the implementation of new financial software and then state that "[e]xcept for the preceding change, there were no changes in the Company's internal control over financial reporting during the third quarter…"

Exhibit 23

3. It appears that your auditor's consent is not signed. Please provide us on a supplemental basis with a photocopy of the manually signed consent. Please also confirm that you will ensure that a conformed signature will be provided in the future.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

4. We note your disclosure on page 13 that Hewitt Associates and your Human Resources Department provide the company with analysis and accompanying compensation data from a peer group of companies. Please identify the comparator companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov.

5. With note your disclosure on page 14 that your annual incentive compensation features "targets for operating income (or income per share for the corporate level executives), operating cash flow and revenue performance goals[.]" Please disclose what these financial targets were for the most recently completed fiscal year. The same comment applies to the discussion of your long-term incentive compensation on pages 15-16. Refer to Item 402(b)(2)(v) of Regulation S-K.

6. Please elaborate on the factors that were considered in arriving at Mr. Jastrem's performance-based award. Some of the factors appear to be subjective while others, such as revenue growth, appear to be objective. Please disclose what level of achievement of these goals was necessary to achieve pay-out of the award and how each of these goals was weighed.

Potential Payment Upon Employment Termination or Change of Control, page 28

7. While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in future filings in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer's termination or change in control of the company. See section VI of SEC Release No. 33-8732A.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director